[SEC CORRESPONDENCE]

NEW ULM TELECOM, INC.

27 North Minnesota Street

New Ulm, Minnesota 56073

November 19, 2007

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	NEW ULM TELECOM, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

FILED MARCH 28, 2007

FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2007

FILE NO. 0-3024

Ladies and Gentlemen:

New Ulm Telecom, Inc. (the “Company”) has received your comment letter dated November 6, 2007 in regard to the above referenced filings. The Company’s responses follow the comments included in your letter, which are presented in boldface type.

Form 10-K for the year ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 38

SEC Comment

1.

Tell us your basis for estimating revenues, pending finalization of cost studies and how you concluded that your estimates are reasonable. We note your disclosure on page 49 that you did not have in place an internal review process to ensure that the amounts being invoiced to inter-exchange carriers contained the correct rates and number of access minutes billed. Also, please provide us a variance analysis between your revenue estimates as recognized and actual revenues earned, following the finalization of cost studies for each reporting period during the last two years.

Company Response

1.

The Company estimates network access revenues during the calendar year based on projections filed with the National Exchange Carrier Association (NECA) by Interstate Telcom Consulting, Inc. (“ITCI”) on behalf of the Company. These projections are filed at least annually and updated periodically during the year as needed. At year-end, the Company, together with ITCI, completes a “Mini-Study” to estimate revenues and costs for its December 31st financials.

The Company is required to file a “Cost Study” with NECA each year no later that July 31st for the prior year’s activities. ITCI also assists in filing this Cost Study. Once the Cost Study is completed and filed with NECA, the Company then adjusts its current year’s revenues to reflect the actual Cost Study results.

Per your request, the Company is providing the following variance analysis of Interstate Revenues that are subject to NECA Cost Study requirements:

Year	Revenues Forecast	Revenues Earned	Revenue True-up From Cost Study
2005	$3,013,414	$3,168,852	$155,438
2006	$3,212,292	$3,293,735	$81,443

Only the inter-exchange carrier billing system was the subject of the internal control issue referred to on page 49. While the Company did not have in place an internal review process to ensure that the amounts billed to inter-exchange carriers contained correct rates and number of access minutes, the Company did have these billings prepared by a third party consultant who prepares similar billings for numerous communications companies.

SEC Comment

2.

We note your disclosure that customer contracts of sales and installations are recognized using the completed-contract method. Please tell us more about these contracts. Tell us in greater detail the circumstances in which you apply the completed-contract method and your consideration of paragraphs 30-33 of SOP 81-1.

Company Response

2.

Customers may contract with New Ulm Telecom, Inc. to install phone systems, computer networks, etc. In most cases, these sales and installations take approximately one to five days to complete and generally occur in one accounting period. For installations that occur in more than one accounting period, the Company recognizes the revenue from the sale and installation when the product sale installation is ready for service.

SEC Comment

3.	Tell us the nature of your “servicing of communication systems.” Also, tell us whether you provide on-going services with respect to your system sales and installations.

Company Response

3.

The Company sells, installs and services phones and phone systems. This includes PBX phone systems, centrex phone systems, computers and networking, and other customer premise equipment. The Company provides on-going service for the systems it sells and installs. This service can be utilized on an “as needed” basis or on a “contract” basis. Revenue for this service is recognized when performed or over the life of the contract, as appropriate.

Note 11 – Guarantees, page 44

SEC Comment

4.

We note that you recorded your $2.133 million guarantee of a portion of the indebtedness of HCC as a liability at December 31, 2006. Tell us why you recorded this guarantee and refer to your basis in the accounting literature. Also, tell us how the total loan guarantee decreased to $1.2 million at June 30, 2007.

Company Response

4.

The Company, taking into consideration FASB Interpretation No. 45, recorded its portion of HCC indebtedness on which it guaranteed payment ($2.133 million) as a liability at December 31, 2006. As of June 30, 2007, the Company’s portion of total loan guarantees decreased to $1.2 million due to partial payment by HCC on the principal loan balance that was previously guaranteed by New Ulm Telecom, Inc.

Note 12 – Sale of Midwest Wireless Holdings LLC, page 45

SEC Comment

5.

We note that your basis of presentation as described on page 37 excludes your cellular operations following the sale of your investments in cellular entities to Alltel. Tell us why you report equity in earnings and the gain on sale related to your MWH investment in continuing operations for all periods presented. Refer to paragraphs 41-45 of SFAS 144. Please advise or revise.

Company Response

5.

The Company notes that paragraph 5.(d) of SFAS 144 excludes “financial instruments, including investments in equity securities accounted for under the cost or equity method”. The Company accounted for its MWH cellular investment using the equity method. Although that investment was sold in 2006, the Cellular segment continues to have operations and generates revenue in connection with the sale and service of cellular phones and accessories.

SEC Comment

6.	Please comply with the above comment in each of your Forms 10-Q for the quarterly periods through June 30, 2007.

Company Response

6.	The Company respectfully refers to the Company’s response for SEC comment number 5.

Financial Statements of Hector Communications Corporation

SEC Comment

7.

We note that HCC assigned an estimated useful life of 15 years to its customer relationship intangible asset. Tell us more about the customer relationship acquired. Further, tell us how HCC determined the useful life, specifically, its consideration of paragraph 11 of SFAS 142.

Company Response

7.

The Company includes in its 10-K filing the audited financial statements of Hector Communication Corporation as a significant subsidiary. The Company asked HCC’s Accounting department for a response to this item.

HCC has advised the Company that in order to determine the preliminary useful life of the customer relationship intangible, HCC reviewed a number of telecom acquisitions to see how other companies were handling that issue, and reviewed an independent valuation completed by JSI for the Alliance group of companies. HCC found the useful life of the customer relationship to be between 4 and 15 years for the various accounting studies. Based on these findings, HCC determined the customer relationship intangible has a finite life and should be amortized accordingly.

A key factor in determining the appropriate period is the competitive environment and the level of “churn” or customer turnover. The customers are primarily subscribers to HCC’s landline telephone service, its DSL and dial-up Internet services, and its digital video and cable television services. Competition in HCC’s ILEC companies is relatively low and invites a longer useful life on the customer relationship intangible, but does not have an indefinite life. For these reasons, HCC was determined to use 15 years as a preliminary useful life for customer relationship intangible. This was a preliminary estimate as the detailed valuation was not completed by December 31, 2006. HCC has advised New Ulm that HCC will be hiring an independent valuation consultant to test the intangibles and finalize the useful life of the customer relationship.

Form 10-Q for the quarter ended June 30, 2007

Note 6 – Subsequent Events, page 12

SEC Comment

8.	Please file audited financial statements for Hutchinson Telephone Company. Refer to Rule 3-05 of Regulation S-X.

Company Response

8.

New Ulm Telecom, Inc. currently expects the pending transaction with Hutchinson Telephone Company to close during December 2007. New Ulm Telecom, Inc. is aware that upon closing it will have an obligations (i) to report the transaction under Item 2.01 of Form 8-K and (ii) to file audited financial statements for Hutchinson Telephone Company required by Item 9.01 of Form 8-K, Rule 305(b) of Regulation S-K and (iii) to file the proforma financial requirements required by Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X. New Ulm Telecom, Inc. will file the Form 8-K and the required financial statements and proforma financial statements within the time periods specified by Form 8-K.

SEC Comment

9.	Additonally, please provide pro forma financial statements as required under Rule 11-02 of Regulation S-X.

Company Response

9.	Please see our answer to Question 8. As noted above, New Ulm Telecom, Inc. will file the proforma financial statements within the 75 day period required by Form 8-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company sincerely thanks the staff for your comments related to the improvement of the Company’s financial reporting and believe this correspondence addresses the foregoing comments. Should you have any questions regarding this correspondence, please contact me at (507) 233-4252.

Very truly yours,

/s/ Nancy Blankenhagen
Nancy Blankenhagen
Chief Financial Officer